Exhibit 99.1

Obsidian Energy Announces Closing of $75 million Add-On to our Senior Unsecured Notes

CALGARY, July 22, 2026 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we have successfully closed the previously announced private placement offering (the “Offering”) of $75.0 million aggregate principal amount to our existing 8.125% senior unsecured notes due December 3, 2030, issued on December 3, 2025 (the “Notes”). The additional Notes were issued at a price of 102.75% of their face value (plus accrued and unpaid interest from and including June 3, 2026 to, but excluding, the date of closing of the Offering) resulting in an effective yield of 7.186% and gross proceeds of $77.9 million. The additional Notes were issued under a supplemental indenture to the existing trust indenture governing the Notes and are direct senior unsecured obligations of Obsidian Energy, ranking equal with all other present and future senior unsecured indebtedness of the Company.

The net proceeds will be used to pay down indebtedness under our syndicated credit facility, fund general corporate expenses and to pay related transaction expenses. Upon closing of the Offering, the aggregate principal amount of the Notes outstanding increased from $175.0 million to $250.0 million.

BMO Capital Markets and RBC Capital Markets acted as bookrunners while Raymond James Ltd. acted as co-manager for the Offering. The Notes are not qualified for distribution to the public or registered under the securities laws of any province or territory of Canada or in the United States. They are only offered in the provinces of Canada pursuant to applicable exemptions from the prospectus and registration requirements thereunder. The Notes were not offered in the United States.

This release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. No securities regulatory authority has either approved or disapproved of the contents of this news release.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

CAUTIONARY STATEMENTS PURSUANT TO THE OFFERING

The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act, or to persons outside the United States in compliance with Regulation S under the U.S. Securities Act. Any public offering of securities made in the United States would be made by means of a prospectus that would be obtainable from the Company and that would contain detailed information about the Company, its management and financial statements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2025, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com